Exhibit 99.1

Purple Biotech Reports Fourth Quarter and Full Year 2025 Financial Results

Prioritized development of first tri-specific antibody from the CAPTN-3 platform, IM1240, targeting 5T4 tumor-associated antigen, and second tri-specific antibody, IM1305, named as development candidate, targeting TROP2

 Achieved toxicology and manufacturing milestones for IM1240, demonstrating an expanded therapeutic window and commercially viable yield

Positive preclinical data presented at ESMO Immuno-Oncology Congress 2025 demonstrates multi-arm anti-tumor activity for both IM1240 and IM1305

Total Cash Position of $9.5 million as of December 31, 2025, expected to provide runway into 2027

REHOVOT, Israel, March 13, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced financial results for the three and twelve months ended December 31, 2025.

“In 2025, we focused on the CAPTN-3 platform and the value it can generate for patients and shareholders, naming a second tri-specific antibody from the platform, IM1305, and strengthening the preclinical data package for the first tri-specific antibody, IM1240. In addition, the capital we raised in 2025 is expected to provide runway into 2027, covering preparations for IM1240 Phase 1 study initiation,” said Gil Efron, Purple Biotech CEO. “During the past year, we made efforts to partner both CM24 and NT219 and, as previously reported, we will not be able to continue developing these assets until we obtain a strategic investment or a partner.”

“We are excited by the increasing interest in modalities such as T cell engagers (TCEs) and masked antibodies, both features of the CAPTN-3 tri-specific platform. With a cash position of $9.5 million at the end of 2025, and with data demonstrating that tri-specific antibodies from the CAPTN-3 platform deliver in vivo efficacy, a favorable therapeutic window, and scalable manufacturability, we look forward to sharing additional data and advancing the program over the course of this year,” Gil concluded.

Q4 2025 and Recent Clinical & Corporate Highlights:

New data on the CAPTN-3 platform were presented at the ESMO Immuno-Oncology Congress 2025, with CAPTN-3’s two lead tri-specific antibodies:

●	Demonstrated significant and sustained tumor regression with two distinct tri-specific antibodies from the CAPTN-3 platform, IM1240 and IM1305, targeting different tumor antigens

●	Transcriptomic analysis across ~11,000 TCGA samples showed that NKG2A expression is strongly associated with tumor expression of 5T4 or TROP2, supporting the inclusion of the NKG2A arm in CAPTN-3 designs

●	NKG2A arm significantly contributes to IM1240 anti-cancer immune activity in PD1-resistant patient-derived explants

Toxicology study demonstrated an expanded therapeutic window for IM1240 (capped-CD3x5T4xNKG2A)

●	IM1240 demonstrated improved tolerability in a toxicology study at doses up to 300-fold higher than a non-capped comparator, with significantly reduced immune-related toxicity, including minimal cytokine release. These results highlight the unique safety profile of this approach, which may address a key limitation of certain current T-cell engagers, where cytokine release syndrome can restrict dosing

●	IM1240’s pharmacokinetic profile showed increased systemic exposure and a prolonged circulating half-life, enabled by its human serum albumin moiety and capping design

Achieved manufacturing milestone for IM1240

●	Achieved commercially viable yield for IM1240, positioning the program competitively for anticipated future development

●	Validates the potential scalability of the CAPTN-3 tri-specific antibody platform

Financial Results for the Three Months Ended December 31, 2025

Research and Development Expenses were $1.8 million, an increase of $1.4 million, compared to $0.5 million in the same period of 2024, primarily due to CAPTN-3 platform CMC (chemistry, manufacturing, and controls) development activities.

General and Administrative Expenses were $1.1 million, compared to $0.6 million in the same period of 2024, an increase of $0.6 million, primarily attributable to increased professional services fees and higher cash and non-cash compensation expenses.

Impairment Loss Expenses were $20.5 million for the period, in connection with the impairment of in-process research and development assets related to CM24 and NT219 as of December 31, 2025. Following the Company’s determination that the continued development of CM24 and NT219 is contingent upon partnering or the availability of additional financing under the circumstances, and in light of the Company’s focus of its development efforts on CAPTN-3, the Company determined that the recoverable value of the CM24 and NT219 assets was less than their carrying value, resulting in the recognition of $20.5 million of impairment charges related to these programs.

Operating Loss was $23.4 million, an increase of $22.4 million, compared to $1.0 million in the same period of 2024, primarily reflecting the $20.5 million non-cash impairment expenses recognized during the period.

Adjusted Operating Loss (as reconciled below) was $2.9 million, compared to $1.0 million in the same period of 2024 primarily reflecting the increase in CAPTN-3 platform development activities.

Financial Expenses, Net, were $0.2 million, compared to financial income of $0.6 million in the same period of 2024, primarily due to fair value adjustments of warrants and foreign exchange rate fluctuations.

Net Loss was $23.6 million, an increase of $23.1 million, compared to $0.4 million in the same period of 2024, primarily reflecting the $20.5 million non-cash impairment expenses recognized during the period.

As of December 31, 2025, Purple Biotech had cash and cash equivalents and short-term deposits of $9.5 million, which is expected to provide the Company with a cash runway into 2027.

Financial Results for the Twelve Months Ended December 31, 2025

Research and Development Expenses were $3.7 million, a decrease of $3.9 million, compared to $7.6 million in the same period of 2024. The decrease was primarily due to lower clinical trial expenses, partially offset by CMC development activities related to the CAPTN-3 platform.

General and Administrative Expenses were $3.2 million, consistent with the same period of 2024.

Impairment Loss Expenses were $20.5 million for the year ended December 31, 2025.  The Company determined that the recoverable value of the CM24 and NT219 assets was less than their carrying value as of December 31, 2025, resulting in the recognition of $20.5 million of impairment charges related to these programs.  No impairment loss expenses were recognized in 2024.

Operating Loss was $27.5 million, an increase of $16.5 million, compared to $11 million in the same period of 2024, primarily reflecting the $20.5 million non-cash impairment expenses recognized during the period, partially offset by lower clinical trial expenses.

Adjusted Operating Loss (as reconciled below) was $6.7 million, compared to $10.4 million in the same period of 2024 primarily reflecting the decrease in clinical trial expenses.

Net Loss for the year ended December 31, 2025 was $26.4 million, or $54.9 loss per basic ADS, compared to a net loss of $7.2 million, or $44.4 loss per basic and diluted ADS, in the same period of 2024. The increase in net loss was primarily due to the $20.5 million non-cash impairment expenses recognized during the period.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss. This non-IFRS measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies. Adjusted operating loss adjusts for non-cash share-based compensation expenses and non-cash impairment expenses. The Company’s management and board of directors utilize this non-IFRS financial measure to evaluate the Company’s performance. The Company provides this non-IFRS measure of the Company’s performance to investors because management believes that this non-IFRS financial measure, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, this non-IFRS measure is not a measure of financial performance under IFRS and, accordingly, should not be considered as an alternative to IFRS measures as indicators of operating performance. Further, this non-IFRS measure should not be considered a measure of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24, IM1240 and IM1305; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Statements of Financial Position

	As of December 31,
	2025	2024
	USD thousands	USD thousands

Assets
Cash and cash equivalents	8,717	7,401
Short term deposits	857	848
Other investments	-	275
Other current assets	292	384

Total current assets	9,866	8,908

Non-current assets
Right to use assets	222	164
Fixed assets, net	124	124
Intangible assets	7,360	27,842

Total non - current assets	7,706	28,130

Total assets	17,572	37,038

Liabilities
Current maturity of lease liabilities	244	183
Trade payable	2,070	1,455
Warrants	4,066	1,149
Other payables	1,373	1,200

Total current liabilities	7,753	3,987

Non-current liabilities
Post-employment benefit liabilities	160	140

Total non - current liabilities	160	140

Equity

Share capital, no par value	-	-
Share premium	152,483	147,631
Receipts on account of warrants	21,145	21,145
Capital reserve for share-based payments	7,263	8,875
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non- controlling interest	(859)	(859)
Accumulated loss	(171,079)	(144,693)

Equity attributable to owners of the Company	9,714	32,860
Non-controlling interests	(55)	51
Total equity	9,659	32,911

Total liabilities and equity	17,572	37,038

Consolidated Statements of Operations and Other Comprehensive Loss

	For the year ended December 31,		For the three months ended December 31,
	2025	2024	2025	2024
	USD thousands	USD thousands	USD thousands	USD thousands
Research and development expenses	3,731	7,620	1,829	458
General and administrative expenses	3,245	3,183	1,135	558
Impairment loss	20,482	202	20,482	-

Operating Loss	27,458	11,005	23,446	1,016

Change in fair value of warrants	(1,524)	(3,341)	61	(76)
Finance expenses	982	483	214	(69)
Finance income	(424)	(868)	(79)	(456)
Finance income, net	(966)	(3,726)	197	(601)

Loss for the period	26,492	7,279	23,642	415

Other comprehensive loss:
Items that will be transferred to profit or loss:
Loss (profit) from cash flow hedges	-	19	-	(2)
Total comprehensive loss for the period	26,492	7,298		413

Loss attributable to:
Owners of the Company	26,386	7,240	23,546	410
Non-controlling interests	106	39	97	5
	26,492	7,279	23,642	415

Total comprehensive loss attributable to:
Owners of the Company	26,386	7,259	23,546	408
Non-controlling interests	106	39	97	5
	26,492	7,298	23,642	413

Loss per share data

Basic and diluted loss per Share – USD	0.027	(*)0.022	0.10	(*)0.001
Number of Shares used in calculation	960,106,739	(*)327,913,200	2,381,666,947	(*)409,752,000
Loss per ADS information (where 1 ADS represents 2000 shares)
Basic and diluted loss per ADS – USD	54.96	(*)44.4	19.85	(*)2
Number of ADSs used in calculation	480,053	(*)163,957	679,575	(*)204,876

*	Restated to reflect the 1:10 change in the ADS ratio from 1:200 to 1:2,000 ordinary shares per ADS.

Consolidated Statements of Cash Flows

	for the year ended December 31,
	2025	2024
	USD thousands

Cash flows from operating activities:
Loss for the year	(26,492)	(7,279)

Adjustments:
Depreciation	203	186
Impairment loss	20,482	202
Finance income, net	(966)	(3,726)
Share-based payments	309	582

	(6,464)	(10,035)

Changes in assets and liabilities:
Changes in other current assets	153	96
Changes in trade payables	450	(2,076)
Changes in other payables	205	(2,352)
	808	(4,332)
Net cash used in operating activities	(5,656)	(14,367)

Cash flows from investing activities:
Proceed from other investments	458	187
Decrease (increase) in short term deposits	(9)	2
Interest received	186	320
Acquisition of fixed assets	(3)	-
Net cash provided by investing activities	632	509

Cash flows from financing activities:
Proceeds from issuance of ADSs	3,153	5,809
ADS issuance expenses paid	(312)	(556)
Proceeds from issuance of warrants and prefunded warrants	4,240	-
Proceeds from warrant inducement transaction	-	2,028
Warrants issuance expenses paid	(508)	(280)
Repayment of lease liability	(217)	(183)
Interest paid	(23)	(44)
Net cash provided by financing activities	6,333	6,774

Net increase (decrease) in cash and cash equivalents	1,309	(7,084)
Cash and cash equivalents at the beginning of the year	7,401	14,489
Effect of translation adjustments on cash and cash equivalents	7	(4)
Cash and cash equivalents at end of the year	8,717	7,401

Reconciliation of Adjusted Operating Loss

	For the year ended		For the three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	USD thousands	USD thousands	USD thousands	USD thousands

Operating loss for the period	27,458	11,005	23,446	1,016
Less ESOP expenses	(309)	(582)	(105)	32
Less Impairment loss	(20,482)	(202)	(20,482)	-

Non-IFRS adjusted operating loss	6,667	10,221	2,859	1,048